UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2021
Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)7:

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the “Company”) dated March 4, 2021, titled “Seanergy Maritime Holdings Corp. Announces Full Prepayment of a Senior Credit Facility and Reduction of Junior Facilities Resulting in Significant Cashflow Benefit.”

Entrust Loan Facility Prepayment

On March 4, 2021, the Company announced the full prepayment of a loan facility originally entered into on June 11, 2018 (the “Entrust Loan Facility”) for the purpose of refinancing the outstanding indebtedness of one of the Company’s Capesize vessels, the Lordship under a previous loan with certain Northern Shipping Fund III LP entities. The borrower under the facility is the applicable vessel-owning subsidiary and the facility is guaranteed by the Company.

The original loan amount of the Entrust Loan Facility was $24.5 million and the lenders were certain lending funds managed by EnTrust Global. The Entrust Loan Facility was originally maturing on June 13, 2023 and could be extended until June 13, 2025 subject to certain conditions. The weighted average all-in interest rate was 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively.

The Entrust Loan Facility Loan Facility was secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Lordship, an account pledge agreement, a share pledge agreement concerning the respective vessel-owning subsidiary, technical and commercial managers’ undertakings and a charterparty assignment over the Lordship.

Following the amendment and restatement of the Entrust Loan Facility on July 15, 2020, the facility was cross-collateralized with a loan facility provided by funds managed by the same lender with corporate guarantees from Sea Glorius Shipping Co. and Sea Genius Shipping Co., being the vessel-owning subsidiaries of the Gloriuship and the Geniuship respectively, second preferred mortgages and second priority general assignments covering the earnings, insurances and requisition compensation over the Gloriuship and the Geniuship, second priority account pledge agreements covering the earnings accounts of these vessels, second priority share pledge agreements concerning Sea Glorius Shipping Co. and Sea Genius Shipping Co.’s shares, and second priority technical and commercial managers' undertakings.

Pursuant to the prepayment of the facility, all security for the facility will be irrevocably discharged.

Compensation

For the year ended December 31, 2020, the Company paid its executive officers and directors aggregate compensation of $0.83 million.  The Company’s executive officers are employed by it pursuant to employment and consulting contracts.

Each member of the Company’s board of directors received a fee of $60,000 in 2020. The aggregate director fees paid by the Company for the years ended December 31, 2020, 2019 and 2018 totaled $300,000, $300,000 and $300,000, respectively.

On January 18, 2021, the Company’s Compensation Committee granted an aggregate of 3,600,000 restricted shares of common stock pursuant to the Company’s Amended and Restated 2011 Equity Incentive Plan. Of the total 3,600,000 shares issued, 1,400,000 shares were granted to the non-executive members of the board of directors, 950,000 were granted to the executive officers, 1,100,000 shares were granted to certain of the Company’s non-executive employees and 150,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. All the shares will vest in equal tranches on each of the grant date, October 1, 2021 and October 1, 2022.

Employees

As of December 31, 2020, the Company had two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis. In addition, as of December 31, 2020, we employed Ms. Theodora Mitropetrou, our general counsel, and a support staff of 35 employees.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-238136, 333-237500, 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: March 5, 2021

/s/ Stamatios Tsantanis
By: Stamatios Tsantanis
Chief Executive Officer